Exhibit 99.1

News release

Cenovus Energy announces tender offers for certain outstanding series of notes

Calgary, Alberta, (September 5), 2023 -- Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today the commencement of tender offers to purchase for cash certain of its outstanding series of notes listed in the table below (collectively, the “Notes”) for an aggregate purchase price, excluding accrued and unpaid interest, of up to $750 million.

References to “$” in this news release are to United States dollars, unless otherwise indicated.

	Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Maximum Amount(1)	Acceptance Priority Level(2)	Series Tender Cap(3)	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment (4)(5)
Pool 1 Tender Offers	5.250% Notes due 2037	15135UAP4 / US15135UAP49 15135UAN9 / US15135UAN90 (144A) C23555AG7 / USC23555AG79 (Reg S)	$583,102,000	$500,000,000	1	$250,000,000	3.875% UST due 8/15/33	FIT1	+175 bps	$30
	4.450% Notes due 2042	15135UAH2 / US15135UAH23	$97,004,000		2	N/A	4.375% UST due 8/15/43	FIT1	+200 bps	$30
	5.200% Notes due 2043	15135UAK5 / US15135UAK51	$28,549,000		3	N/A	4.375% UST due 8/15/43	FIT1	+205 bps	$30
	4.400% Notes due 2029	448055AP8 / US448055AP89	$239,598,000		4	N/A	4.375% UST due 8/31/28	FIT1	+145 bps	$30
	5.400% Notes due 2047	15135UAR0 / US15135UAR05 15135UAQ2 / US15135UAQ22 (144A) C23555AH5 / USC23555AH52 (Reg S)	$799,872,000		5	N/A	3.625% UST due 5/15/53	FIT1	+170 bps	$30
	4.250% Notes due 2027	15135UAM1 / US15135UAM18 15135UAL3 / US15135UAL35 (144A)	$372,906,000		6	N/A	4.375% UST due 8/31/28	FIT1	+95 bps	$30

		C23555AF9 / USC23555AF96 (Reg S)
Pool 2 Tender Offers	6.800% Notes due 2037	448055AD5 / US448055AD59	$386,773,000	$250,000,000	1	N/A	3.875% UST due 8/15/33	FIT1	+200 bps	$30
	6.750% Notes due 2039	15135UAF6 / US15135UAF66	$935,422,000		2	N/A	4.375% UST due 8/15/43	FIT1	+170 bps	$30

(1)

$500,000,000 represents the maximum aggregate purchase price payable, excluding the applicable accrued and unpaid interest (the “Pool 1 Maximum Amount”), in respect of the 5.250% Notes due 2037, 4.450% Notes due 2042, 5.200% Notes due 2043, 4.400% Notes due 2029, 5.400% Notes due 2047 and 4.250% Notes due 2027 (collectively, the “Pool 1 Notes”), which may be purchased in the Pool 1 Tender Offers. $250,000,000 represents the maximum aggregate purchase price payable, excluding the applicable accrued and unpaid interest (the “Pool 2 Maximum Amount” and, together with the Pool 1 Maximum Amount, the “Maximum Amounts”), in respect of the 6.800% Notes due 2037 and 6.750% Notes due 2039, which may be purchased in the Pool 2 Tender Offers.

(2)

Subject to the Maximum Amounts, the Series Tender Cap (as defined below) and proration, if applicable, the principal amount of each series of Notes expected to be purchased in each tender offer will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order) specified in this column.

(3)	The Pool 1 Notes with Acceptance Priority Level 1 will be subject to an aggregate principal amount sublimit of $250,000,000 (the “Series Tender Cap”).
(4)	Per $1,000 principal amount of Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase.
(5)

The Total Consideration (as defined below) for each series of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase is calculated using the applicable Fixed Spread (as defined below) and is inclusive of the applicable Early Tender Payment (as defined below). The Total Consideration for each series of Notes does not include the applicable accrued and unpaid interest, which will be payable in addition to the applicable Total Consideration.

The tender offers are being made upon the terms, and subject to the conditions, described in the offer to purchase dated September 5, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which sets forth a detailed description of the tender offers. Cenovus reserves the right, but is under no obligation, to increase or decrease either of the Maximum Amounts and/or increase, decrease or eliminate the Series Tender Cap in the table above in its sole discretion, at any time, without extending or reinstating withdrawal rights, subject to compliance with applicable law.

The tender offers for the Notes will expire at 5:00 p.m., New York City time, on October 3, 2023, or any other date and time to which Cenovus extends the applicable tender offer (such date and time, as it may be extended with respect to a tender offer, the “Expiration Date”), unless earlier terminated. Holders of Notes must validly tender and not validly withdraw their Notes prior to or at 5:00 p.m., New York City time, on September 18, 2023 (such date and time, as it may be extended with respect to a tender offer, the applicable “Early Tender Date”), to be eligible to receive the applicable Total Consideration, which is inclusive of an amount in cash equal to the applicable amount set forth in the table above under the heading “Early Tender Payment” (the “Early Tender Payment”), plus accrued and unpaid interest. If a holder validly tenders Notes after the applicable Early Tender Date but prior to or at the applicable Expiration Date, the holder will only be eligible to receive the applicable Late Tender Offer Consideration (as defined below), plus accrued and unpaid interest.

The applicable consideration (the “Total Consideration”) offered per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the applicable tender offer

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will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes (the “Fixed Spread”) plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security at 10:00 a.m., New York City time, on September 19, 2023. The “Late Tender Offer Consideration” for each series of Notes is equal to the Total Consideration minus the Early Tender Payment for each series of Notes. Holders will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the applicable settlement date.

Cenovus intends to fund the purchase of validly tendered and accepted Notes with cash on hand and certain short-term borrowings.

The tender offers will expire on the applicable Expiration Date. Provided that the conditions of the applicable tender offer are satisfied, and except as set forth below, payment for the Notes validly tendered prior to or at the Expiration Date, and accepted for purchase, will be made on a date promptly following the Expiration Date, which is anticipated to be October 5, 2023, the second business day after the Expiration Date. Cenovus reserves the right, in its sole discretion, to make payment for Notes validly tendered prior to or at the Early Tender Date and accepted for purchase on an earlier settlement date, which, if applicable, is currently anticipated to be September 20, 2023, the second business day after the Early Tender Date.

Tendered Notes may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on September 18, 2023, unless extended or earlier terminated by Cenovus.

All Notes accepted for purchase will be retired and cancelled and will no longer remain outstanding obligations of Cenovus.

The tender offers are subject to the satisfaction or waiver of certain conditions, which are specified in the Offer to Purchase. The tender offers are not conditioned on any minimum principal amount of Notes being tendered.

Information relating to the tender offers

The Offer to Purchase is being distributed to holders beginning today. Goldman Sachs & Co. LLC, BMO Capital Markets Corp. and MUFG Securities Americas Inc. are the dealer managers for the tender offers. Investors with questions regarding the terms and conditions of the tender offers may contact Goldman Sachs & Co. LLC at (800) 828-3182 (toll-free) or by email at gs-lm-nyc@ny.email.gs.com, BMO Capital Markets Corp. at (833) 418-0762 (toll-free) or (212) 702-1840 (collect) or by email at LiabilityManagement@bmo.com and MUFG Securities Americas Inc. at (877) 744-4532 (toll-free) or (212) 405-7481 (collect). D.F. King & Co., Inc. is the tender and information agent for the tender offers. Investors with questions regarding the procedures for tendering Notes may contact the tender and information agent by email at cve@dfking.com, or by phone at (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free). Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The full details of the tender offers, including complete instructions on how to tender Notes, are

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included in the Offer to Purchase. Holders are strongly encouraged to read carefully the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. The Offer to Purchase may be obtained from D.F. King & Co., Inc., free of charge, by calling (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free).

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, or the solicitation of tenders with respect to the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The tender offers are being made solely pursuant to the Offer to Purchase made available to holders of the Notes. None of Cenovus or its affiliates, their respective boards of directors, the dealer managers, the tender and information agent or the trustee, with respect to any series of Notes, is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the tender offers, and, if so, the principal amount of Notes to tender.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “may” or “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the purchase of the Notes and amount of the consideration paid therefor; the expected source of funds for the tender offers; the deadlines, determination dates and settlement dates specified herein in regards to the tender offers; increasing or decreasing the Maximum Amounts and/or increasing, decreasing or eliminating the Series Tender Cap; and the payment of accrued and unpaid interest.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to: risks related to the acceptance of any tendered Notes; the availability of funding for the tender offers on acceptable terms; the expiration and settlement of the tender offers; the satisfaction of conditions to the tender offers; whether the tender offers will be consummated in accordance with the terms set forth in the Offer to Purchase or at all; and the timing of any of the foregoing.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this news release include, but are not limited to, risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2022 and in Cenovus’s MD&A for the three and six month

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periods ended June 30, 2023.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the year ended December 31, 2022 and Cenovus’s MD&A for the three and six month periods ended June 30, 2023, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. Cenovus is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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